EXHIBIT 99.2

AVALON RARE METALS INC.
NOTICE OF CHANGE OF AUDITORS PURSUANT TO
NATIONAL INSTRUMENT 51-102

December 16, 2013

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island
Securities Registry Northwest Territories
Deloitte LLP, Chartered Accountants
McCarney Greenwood LLP, Chartered Accountants

Dear Sirs/Mesdames:

Re:	Notice Regarding Proposed Change of Auditor Pursuant to National Instrument 51-102

Notice is hereby given that on December 13, 2013 the Board of Directors of Avalon Rare Metals Inc. (the “Company” or “Avalon”) determined:

1.	to accept the resignation, at Avalon’s request, dated December 13, 2013, of McCarney Greenwood LLP, Chartered Accountants (the “Former Auditor”), as auditor of Avalon; and

2.	to engage Deloitte LLP, Chartered Accountants, as auditor of Avalon, effective December 13, 2013.

There have been no reservations in the Former Auditor’s Report on any of the Company’s financial statements commencing at the beginning of the two most recently completed fiscal years and ending on August 31, 2013. The Former Auditor did not audit any financial statements of the Company subsequent to the August 31, 2013 fiscal year of the Company.

In the opinion of the Company, prior to the resignation, and as at the date hereof, there were no reportable events, including disagreements, consultations, or unresolved matters as defined in National Instrument 51-102, Continuous Disclosure Obligations, between the Former Auditor and the Company.

The contents of this Notice and the attached letters from McCarney Greenwood LLP, Chartered Accountants, and Deloitte LLP, Chartered Accountants, have been reviewed by the Board of Directors.

Dated at Toronto, Ontario this 16th day of December, 2013

BY ORDER OF THE BOARD OF DIRECTORS OF
AVALON RARE METALS INC.

"Donald. S. Bubar"

Donald S. Bubar
President and Chief Executive Officer